DATE:	February 2, 2010

TO:	Ms. Jenifer Gallagher
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

FROM:	Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
(Tel) 303-278-8464
(Fax) 303-279-3772

RE: SEC Comment Letter dated December 16, 2009, in respect of:

Atna Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2008
Filed March 31, 2009
File No. 000-29336

Dear Ms. Gallagher:

The following responses are provided in connection with the above referenced comment letter.  We will use this guidance in a proposed amended Form 20-F/A and for the drafting of our upcoming Form 20-F filing and other public disclosures.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 1

1.	Please disclose selected financial data for your five most recent fiscal years to comply with Item 3.A. of Form 20-F.

Response: We concur with your comment and we will add the missing financial data to our Form 20-F/A. See Attachment 1 for the revised section to the proposed Form 20-F/A.

Offering and Listing Details, page 53

2.
On page 1 of your management’s discussion and analysis, filed as Exhibit 15.2 you state your common shares trade on electronic pink sheets in the U.S. under the symbol “ATNAF.” We would ordinarily expect this information to be disclosed under Item 9.C. of Form 20-F.

Response: We concur with your expectation and we will add additional information to our Form 20-F/A regarding our listing in the U.S. under Item 9.C. See Attachment 2 for the revised section to the proposed Form 20-F/A.

Controls and Procedures, page 65
3.	It does not appear from your disclosure that management has conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008.

Response: Management did in fact conduct an assessment of the effectiveness of the Company’s internal control over financial reporting and determined that it was effective as of December 31, 2008. We acknowledge that the language we had originally included in our original Form 20-F filing could have been clearer regarding management’s conclusions regarding such assessment. We have added management’s conclusion to its assessment of the effectiveness of the Company’s internal control over financial reporting to Item 15 – Controls and Procedures of our Form 20-F/A.  The Company did include an annual report regarding its internal control over financial reporting in its original Form 20-F filing, and we do not believe that our imprecise language impacts our conclusion that our disclosure controls and procedures are effective.  See Attachment 3 for the revised section to the proposed Form 20-F/A.

Exhibit 12.1

4.
Please revise the certifications filed by your principal executive officers to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting as set forth in Exhibit Instruction 12.

Response: We concur with your finding and we will add the required language to the Section 302 certifications filed as Exhibit 12.1 to our Form 20-F/A. We will also reissue the 906 Certifications as Exhibit 13.1 to our Form 20-F/A. Both certifications will be dated as of the date of the Form 20-F/A filing. See Attachment 4 for the revised section 302 certification for the CEO a similar change will be made to the CFO certification. The 906 certification will only have a date change and not included as an attachment.

Exhibit 15.1 Consolidated Audited Financial Statements

Consolidated Statements of Operations, page 5

5.
We note you report comprehensive income for the fiscal year ended December 31, 2008 of $24,834,900 which does not reflect a proper summation of the amounts listed in your statement, adding to $28,493,900. Please revise your presentation as necessary to resolve this inconsistency.

Response: We concur with your finding and have corrected the summation in the Consolidated Statements of Operations included in the Form 20-F/A as Exhibit 15.1 – Consolidated Audited Financial Statements. No attachment provided as we feel the change is clear.

Consolidated Statements of Cash Flows, page 7

6.
Please tell us how you concluded that presenting cash proceeds from the sale of short term investments as investing activities on your statements of cash flows was not inconsistent with your disclosure in the third paragraph on page 10 identifying short term investments as trading securities for which cash flows are reported as operation activities; and having presented cash disbursements for the purchase of short term investments as operating activities.

Response: We concur with your finding and have reclassed the activities from trading securities to operating activities in the Consolidated Statements of Cash Flows included in the Form 20-F/A as Exhibit 15.1 – Consolidated Audited Financial Statements. No attachment provided as we feel the change is clear.

Note 2 – Accounting Policies, page 10

7.
We note that the disclosures under this heading do not include accounting policies for mineral property costs other than exploration costs, which you expense as incurred, although it appears from your disclosures at Note 7 that you capitalize acquisition and mine development costs.

Tell us the extent to which you have adhered to this guidance when preparing your U.S. GAAP reconciliation and submit the revisions necessary to clarify and confirm your accounting policy. We expect that you will need to differentiate between acquisition, exploration and development costs.

Response: Our accounting policies related to exploration, acquisition cost and development costs follow US GAAP as Canadian GAAP allows for the choice of capitalizing or expensing exploration costs. Therefore, no material reconciling items were identified. We will add additional policy disclosures in our December 31, 2009 annual reports to clarify and confirm our accounting policy as follows:

Exploration Expenditures: Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expenses as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at the sites are expensed as mine site exploration.

The costs of activities at projects after mineralization is classified as proven and probable reserves are capitalized.  Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The cost of start-up activities at mine and projects such as recruiting and training are also expensed as incurred within project expense.

Capitalized Development Costs: The costs of removing overburden and waste material at our open pit mining operation prior to the commencement of production are capitalized development costs. These capitalized development costs are referred to as “pre-stripping costs”. The production phase of an open pit mine commences when saleable materials beyond a de minimis amount are produced. Pre-stripping costs are variable production costs and are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Pre-stripping costs are amortized using the unit of production method, where the denominator is the estimated recoverable ounces of gold in the associated open pit.

Impairment Evaluations: Producing mines and capital projects are reviewed at least annually for any potential impairment adjustments. If the sum of the undiscounted cash flows expected to be generated is less than the carrying amount of the individual asset, an impairment loss is recognized.

Engineering Comments

General

8.
We note that your website and in some of your press release you have referred to or you the terms “measured,” “indicated,” and “inferred” resources. If you continue to make references on your website or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal information tab or page.

Please indicate the location of this cautionary language in your response.

Response: We have revised the cautionary language on our press releases to be exactly as you requested. We have also added the exact cautionary language to our website at http://www.atna .com/s/Cautionary Notes. See attachment 5 paragraph one for the revised wording on our website.

9.
Given that your website also contains disclosures about adjacent or other properties on which your company appears to have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information.

Please indicate the location of this cautionary language in your response.

Response: We have added the cautionary language to our website at http://www.atna ..com/s/Cautionary Notes.  See attachment 5 paragraph two for the revised wording on our website.

Columbia Property, page 21

10.	We note that you disclose a non-compliant resource estimate in this and other sections of your filing.

Response: We believe that our disclosure of non-compliant historical resource information on our Columbia property complies with National Instrument 43-101. Prior to filing we had received comments from the TSX mining specialist, Alex Homenuke, regarding our disclosures of historical resources. He requested that we add additional disclosures regarding the reliability of the historical estimate, which we did. We believe that our disclosures regarding the Columbia property’s non-compliant historical resource estimate includes sufficient disclosures to satisfy the following four bullet points listed in your comment as follows:

•	Identify the source and state of the historical estimate

Excerpt from 2008 Form 20-F: An historic, non NI43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 oz/ton was used in the estimate.

•	Comment on the relevance and reliability of the estimate

Excerpt from 2008 Form 20-F: The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

•	State whether the historical estimate uses categories other than those prescribed by NI 43-101

Excerpt from 2008 Form 20-F: The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold).

•	Include any more recent estimates or data available

Excerpt from 2008 Form 20-F: Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to estimate resources for the property that are compliant with the NI 43-101 technical reporting standards.

The Company reported an updated NI 43-101 technical report on September 10, 2009.

Please revise your disclosure to comply with this guidance.

Response: We believe that our disclosures regarding the Columbia property’s non-compliant historical resource estimate includes sufficient disclosures to satisfy the above requirements.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in our comments above the Company has proposed changes to the Form 20-F for the fiscal year ended December 31, 2008. Following are attachments for your review of our proposed amended pages and other supporting documents to support our responses to your comments.

Please do not hesitate to contact me if you have any further questions.

Sincerely

Atna Resources Ltd.

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer

cc:	James Hesketh, Atna Resources Ltd.
Joe Adams, Ehrhardt Keefe Steiner Hottman PC
Bryan Howe, Ehrhardt Keefe Steiner Hottman PC
Richard Mattera, Hogan & Hartson L.L.P.

Attachment 1

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table summarizes certain consolidated financial information, which includes the accounts of the Company and its wholly owned subsidiary Canyon, incorporated in the State of Delaware, USA. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (‘GAAP’) in Canada and conform in all material respects with accounting principles generally accepted in the US except as indicated in Item 5 B. US GAAP Reconciliation with Canadian GAAP. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 17 of this report.  All monetary data herein is stated in Canadian dollars.  See Exchange Rates Data in this section.

Year ended	2008	2007	2006	2005	2004
Total revenues	$156,800	Nil	Nil	Nil	Nil
Net income (loss)	$20,315,600	$(3,348,300)	$(2,565,800)	$(12,721,800)	$379,100
Basic and diluted income (loss) per share	$0.26	$(0.05)	$(0.04)	$(0.28)	$0.01
Working capital	$18,131,300	$10,570,700	$13,927,400	$14,998,400	$8,379,700
Total assets	$82,082,200	$13,487,700	$15,894,800	$17,093,400	$9,123,300
Total liabilites	$9,912,900	$1,075,500	$781,900	$1,726,300	$671,200
Total shareholders' equity	$72,169,300	$12,412,200	$15,112,900	$15,367,100	$8,452,100
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838	55,429,067	38,950,872

Attachment 2

C.	Markets

The Company’s common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol “ATN” since March 14, 1996. The Company is also listed on the electronic pink sheets in the US under the symbol “ATNAF”. In addition, the Company’s common shares were listed and traded on the Vancouver Stock Exchange on September 12, 1986, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 31, 1997.

Attachment 3

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, the chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

~~The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) on December 31, 2008, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective.~~

Management’s Annual Report on Internal Control over Financial Reporting

Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the  independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

~~Management has designed, established and is maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance that the financial information disclosed in this document and the related financial statements is reliable.  The financial information was prepared by the company for external purposes and has been recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S.GAAP on and annual basis.~~

There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attachment 4

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13(a)-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James K. B. Hesketh, certify that:

1.           I have reviewed this annual report on Form 20-F of Atna Resources Ltd.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)           Designed such internal control over financial reporting , or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ James K. B. Hesketh	Date: [Date of Form-20F/A]
James K. B. Hesketh, Chief Executive Officer

Attachment 5

CAUTIONARY NOTES

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from us or found on http://www.sec.gov/edgar.shtml

Additionally this website contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines generally preclude information of this type to be disclosed in documents filed with the SEC. U.S. investors are cautioned

Attachment 6

Explanatory Note:  Atna Resources Ltd. (the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 20-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 1 (this “Amendment”)  to its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Original Filing”) for the following purposes:

•	To amend the disclosure in ITEM 3.A. – Selected Financial Data;

•	To supplement the disclosure in ITEM 9.C. – Markets;

•	To clarify management’s assessment of the effectiveness of its internal controls in ITEM 15. – Controls and Procedures;

•	To amend the section 302 certifications filed in Exhibit 12.1 by the principal executive officers;

•	To correct the summation of the 2008 Comprehensive income in the Consolidated Statements of Operations filed in Exhibit 15.1 – Consolidated Audited Financial Statements;

•
To revise the presentation of the cash proceeds from the sale of short term investments as operating activities rather than investing activities in the Consolidated Statements of Cash Flows filed in Exhibit 15.1 – Consolidated Audited Financial Statements;

This Amendment does not amend or restate any information contained in the Original Filing other than as noted in the Explanatory Note. This Amendment does not purport to update any recent events or developments occurring after the date of the Original Filing.